Exhibit 99.1

Tufin Announces First Quarter 2021 Results
First quarter revenue of $21.4 million increase 1% year-over-year
GAAP operating loss of $12.8 million and non-GAAP operating loss of $9.5 million

Boston, MA and Tel Aviv, Israel – May 13, 2021 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the first quarter ended March 31, 2021.

“We are pleased to deliver another quarter of year-over-year product revenue growth, with the subscription transition in the first quarter exceeding our expectations,” said Ruvi Kitov, Tufin’s CEO and Co-Founder. “We expanded our security policy management capabilities, with the announcement of the Tufin Orchestration Suite version R 21-1, and the new additions to the marketplace for vulnerability management and Cisco ACI automation.”

Kitov added, “We continue to work on our transformation and strive to improve execution and remain agile, to fully participate in the ongoing recovery and set the stage for long-term growth. Early indications give us confidence that our strategic direction and the effectiveness of our actions thus far in 2021 will drive long-term value for our stakeholders.”

Financial Highlights for the First Quarter Ended March 31, 2021

Revenue:

•	Total revenue was $21.4 million, up 1% compared with the first quarter of 2020.
•	Product revenue was $6.0 million, up 4% compared with the first quarter of 2020.
•	Maintenance and professional services revenue was $15.3 million, in line with the first quarter of 2020.

Gross Profit:

•	GAAP gross profit was $16.0 million, or 75% of total revenue, compared to $15.7 million in the first quarter of 2020, or 74% of total revenue.
•	Non-GAAP gross profit was $16.5 million, or 77% of total revenue, compared to $16.2 million in the first quarter of 2020, or 76% of total revenue.

Operating Loss:

•	GAAP operating loss was $12.8 million, compared to operating loss of $17.3 million in the first quarter of 2020.
•	Non-GAAP operating loss was $9.5 million, compared to non-GAAP operating loss of $13.3 million in the first quarter of 2020.

Net Loss:

•	GAAP net loss was $11.6 million, or a loss of $0.32 per share, compared to net loss of $17.0 million, or a loss of $0.48 per share, in the first quarter of 2020.
•	Non-GAAP net loss was $9.8 million, or a loss of $0.27 per share, compared to non-GAAP loss of $13.2 million, or a loss of $0.37 per share, in the first quarter of 2020.

Balance Sheet and Cash Flow:

•
Cash flow generated from operating activities during the three months ended March 31, 2021 was $9.3 million, compared to cash flow generated from operating activities of $0.5 million during the three months ended March 31, 2020.

•	Total cash, cash equivalents restricted cash and marketable securities as of March 31, 2021 were $113.9 million, compared to $104.0 million as of December 31, 2020.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three months ended March 31, 2021 and 2020. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights

•
Announced the release of Tufin Orchestration Suite R 21-1. Integrating SecureChange and SecureCloud, the latest version adds automation capabilities for Microsoft Azure customers. It also extends the automation capabilities of SecureChange to include external platforms that are not directly managed by the Tufin Orchestration Suite, enabling customers to centrally manage security changes for any platform across their hybrid environment.

•	Announced two new Marketplace apps:
o	The Policy Change Automation (PCA) app for Cisco ACI enables automation of ACI contracts through an integration of SecureChange with Ansible playbooks.
o
The Vulnerability-Based Change Automation App (VCA) automatically retrieves data from vulnerability scanners and reflects the results in the risk assessment step of a change request. Customers can ensure there are no risky vulnerabilities in the source or destination of a change ticket before provisioning new network access.

•	Announced that CRN named Addie Finch, Tufin’s Director of Channel Sales, Americas, to the Women of the Channel list for 2021, which recognizes the achievements of female leaders in the IT channel.

Business Outlook

Based on information available as of May 13, 2021, Tufin is issuing guidance as indicated below:

Second Quarter 2021:
•	Total revenue between $21.0 and $25.0 million
•	Non-GAAP operating loss between $12.7 and $9.3 million

Full Year 2021:
•	Total revenue between $105.0 and $113.0 million
•	Non-GAAP operating loss between $33.8 and $27.0 million

Conference Call Information

In conjunction with this announcement, the Company will host a conference call today, May 13, 2021, at 8:00am Eastern Time, to discuss the Company’s first quarter financial results and its business outlook. To participate in the call, please dial 877-407-2988 in the U.S. or 201-389-0923 for international participants and enter Conference ID# 13718996. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com.

Following the conference call, an archive of the webcast will be available on the investor relations section of the Company website’s two hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the company’s Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•	We define non-GAAP operating income (loss) as operating income (loss) excluding share-based compensation expense and one-time expenses associated with reorganization in of one of our subsidiaries.
•
We define non-GAAP net income as net income excluding share-based compensation expense, one-time expenses associated with reorganization in of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude one-time expenses associated with the reorganization of one of our subsidiaries allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.
Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs, as applicable. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of COVID-19 on the budgets of our clients and on economic conditions generally; changes in the rapidly evolving enterprise network landscape; failure to effectively manage growth; potential near-term declines in our operating and net profit margins and our revenue growth rate; real or perceived shortcomings, defects or vulnerabilities in the Company’s solutions or internal network system, or the failure of  the Company’s customers or channel partners to correctly implement the Company’s solutions; fluctuations in quarterly results of operations; the inability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; the Company’s ability to successfully integrate potential future acquisitions; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	March 31,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	58,449	67,400
Marketable Securities - short term	19,586	19,632
Accounts receivable (net of allowance for credit losses of $85 at December 31, 2020 and March 31, 2021)	16,674	8,019
Prepaid expenses and other current assets	7,159	8,508
Total current assets	101,868	103,559
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,164
Marketable Securities - long term	22,705	23,678
Property and equipment, net	4,502	4,401
Operating lease assets	18,802	18,231
Deferred costs	6,348	6,155
Deferred tax assets	1,346	1,592
Other non-current assets	1,512	1,619
Total non-current assets	58,483	58,840
Total assets	160,351	162,399

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
 U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	March 31,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	4,147	4,413
Employee and payroll accrued expenses	17,985	17,227
Other accounts payables	578	751
Operating lease liabilities – current	3,185	3,138
Deferred revenues	24,940	31,103
Total current liabilities	50,835	56,632
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	17,404
Non-current operating lease liabilities	20,240	18,874
Other non-current liabilities	1,282	1,306
Total non-current liabilities	34,337	37,584
Total liabilities	85,172	94,216
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and March 31, 2021; 35,972,470 and 36,770,773 shares issued and outstanding at December 31, 2020 and March 31, 2021, respectively	148	152
Additional paid-in capital	178,864	183,481
Accumulated other comprehensive income (loss)	5	(22)
Accumulated deficit	(103,838)	(115,428)
TOTAL SHAREHOLDERS’ EQUITY	75,179	68,183
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	160,351	162,399

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 U.S. dollars in thousands (except per share amounts)
(Unaudited)

	Three Months Ended
	March 31,	March 31,
	2020	2021
Revenues:
Product	5,804	6,031
Maintenance and professional services	15,440	15,329
Total revenues	21,244	21,360
Cost of revenues:
Product	553	753
Maintenance and professional services	5,017	4,651
Total cost of revenues	5,570	5,404
Gross profit	15,674	15,956
Operating expenses:
Research and development	10,178	9,640
Sales and marketing	17,829	13,564
General and administrative	4,931	5,596
Total operating expenses	32,938	28,800
Operating loss	(17,264)	(12,844)
Financial income, net	563	65
Loss before taxes on income	(16,701)	(12,779)
Taxes on income	(343)	1,189
Net loss	(17,044)	(11,590)
Basic and diluted net loss per ordinary share	(0.48)	(0.32)
Weighted average number of shares used in computing net loss per ordinary share - basic and diluted	35,453	36,395

Share-based Compensation Expense:

	Three Months Ended
	March 31,	March 31,
	2020	2021
Cost of revenues	495	523
Research and development	1,070	1,127
Sales and marketing	1,187	741
General and administrative	903	957
Total share-based compensation expense	3,655	3,348

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Unaudited, U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(17,044)	(11,590)
Adjustment to reconcile net loss to net cash provided by operating activities:
Depreciation	332	404
Share-based compensation	3,655	3,348
Amortization of premium and accretion of discount on marketable securities, net	-	80
Exchange rate differences on cash, cash equivalents and restricted cash	297	526
Other	2	-

Change in operating assets and liability items:
Accounts receivable	6,051	8,655
Prepaid expenses and other current assets	(1,400)	(1,514)
Deferred costs	264	230
Deferred taxes and other non-current assets	15	(353)
Trade payables	(74)	266
Employee and payroll accrued expenses	(13)	(839)
Other accounts payable and non-current liabilities	1,200	188
Operating lease	(686)	(842)
Deferred revenues	7,861	10,752
Net cash provided by operating activities	460	9,311
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,018)	(294)
Investment in marketable securities	-	(10,076)
Proceeds from maturities of marketable securities	-	8,995
Net cash used in investing activities	(1,018)	(1,375)
CASH FLOWS FROM FINANCING ACTIVITIES:
Changes in withholding taxes related to employee stock plans	(1,078)	80
Proceeds from exercise of stock options	711	1,357
Net cash provided by (used in) financing activities	(367)	1,437

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(297)	(526)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(1,222)	8,847

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	121,729	61,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	120,507	70,564

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	53	58
Exercise of share options	93	-

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
 (Unaudited, U.S. dollars in thousands)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended
	March 31,	March 31,
	2020	2021
Gross profit	15,674	15,956
Plus:
Share-based compensation	495	523
Non-GAAP gross profit	16,169	16,479

Reconciliation of Operating loss to Non-GAAP Operating loss:

	Three Months Ended
	March 31	March 31,
	2020	2021
Operating loss	(17,264)	(12,844)
Plus:
Share-based compensation	3,655	3,348
One-time reorganization charges	322	-
Non-GAAP Operating loss	(13,287)	(9,496)

Reconciliation of Net loss to Non-GAAP Net loss:

	Three Months Ended
	March 31,	March 31,
	2020	2021
Net loss	(17,044)	(11,590)
Plus:
Share-based compensation	3,655	3,348
Other	322	-
Taxes on income related to non-GAAP adjustments	(172)	(1,605)
Non-GAAP Net loss	(13,239)	(9,847)

Non-GAAP net income per share Basic and diluted	(0.37)	(0.27)

Weighted average number of shares	35,453	36,395